UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Civitas Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17888H 103

(CUSIP Number)

Kathryn Daniels

Canada Pension Plan Investment Board

CPPIB Crestone Peak Resources Canada Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H 103	13D	Page 1 of 5 pages

1	Names of Reporting Persons Canada Pension Plan Investment Board
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,524,201
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,524,201

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,524,201
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%[1]
14	Type of Reporting Person CO

1 Calculated based on the 100,091,389 shares of common stock of the issuer outstanding as of April 26, 2024, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

CUSIP No. 17888H 103	13D	Page 2 of 5 pages

1	Names of Reporting Persons CPPIB Crestone Peak Resources Canada Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,524,201
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,524,201

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,524,201
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%[2]
14	Type of Reporting Person CO

2 Calculated based on the 100,091,389 shares of common stock of the issuer outstanding as of April 26, 2024, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

CUSIP No. 17888H 103	13D	Page 3 of 5 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 12, 2021 and amended on January 27, 2023 and May 17, 2024 (as so amended prior to the date hereof, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Civitas Resources, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

On May 20, 2024, CPPIB Crestone Peak Resources Canada Inc. (“CP Canada”) sold 6,956,520 shares of Common Stock at a price of $73.22 per share to BofA Securities, Inc. pursuant to the Underwriting Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof (the ownership percentages set forth below are calculated based on the 100,091,389 shares of Common Stock outstanding as of April 26 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Canada Pension Plan Investment Board	9,524,201	9.5%	0	9,524,201	0	9,524,201
CPPIB Crestone Peak Resources Canada Inc.	9,524,201	9.5%	0	9,524,201	0	9,524,201

CP Canada directly owns 9,524,201 shares of Common Stock and Canada Pension Plan Investment Board (“CPPIB”) is an indirect beneficial owner of such Common Stock owned by CP Canada. CP Canada and CPPIB have shared voting power and shared dispositive power with respect to such 9,524,201 shares.

CUSIP No. 17888H 103	13D	Page 4 of 5 pages

(c)       Except as described in Item 4 of the Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)       None.

(e)       Not applicable.

CUSIP No. 17888H 103	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

Canada Pension Plan Investment Board

By:	/s/ Kathryn Daniels
Name:	Kathryn Daniels
Title:	Managing Director, Head of Compliance, Legal

CPPIB Crestone Peak Resources Canada Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

This Amendment No. 3 to Schedule 13D is executed on behalf of Canada Pension Plan Investment Board pursuant to a Power of Attorney, incorporated by reference to Exhibit 5 of Amendment No. 2 to Schedule 13D filed by the reporting persons on May 17, 2024.